

Mail Stop 3030

January 28, 2010

Via Facsimile and U.S. Mail

Theodore D. Crandall
Senior Vice President and
Chief Financial Officer
Rockwell Automation, Inc.
1201 South 2nd Street
Milwaukee, Wisconsin 53204

> **Re: Rockwell Automation, Inc.**
> **Form 10-K for the year ended September 30, 2009**
> **Filed November 18, 2009**
> **File No. 1-31783**

Dear Mr. Crandall:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 30, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

2009 Compared to 2008, page 22

1.   Please revise your discussion of results of operations in future filings to also discuss material components of your cost of sales and gross margin. In this regard, we note that your consolidated gross profit has declined from approximately 41% at September 30, 2008 to approximately 36% at September 30, 2009, but we do not see where you have included a separate discussion of the specific causes of this decline. Refer to Item 303(A) of Regulation S-K.

Architecture and Software, page 23

2.   You state that you "experienced year-over-year declines in sales of this segment as a result of the global recession…" Please revise future filings to provide a more detailed discussion of the material changes in your sales that provides users with information relevant to an assessment of your financial condition and results of operations. In this regard, we note your disclosure within the operating margin section that volume changes impacted your results. In accordance with Item 303(A)(3)(iii), please revise the discussion of sales in future filings to quantify the impact of prices and volume on your sales. Please also revise to discuss any material trends in your sales, including for example, trends relating to sales in any geographic area or trends relating to any specific product groups. Please note this comment also applies to your disclosures with respect to your Control Products & Solutions segment.

3.   We note your disclosure that operating margin was impacted by changes in volume, currency exchange rates and restructuring charges. Please revise future filings to quantify the effects of material changes. Please note this comment also applies to your disclosures relating to the Control Products & Solutions segment.

Critical Accounting Policies and Estimates, page 31

Retirement Benefits, page 31

4.   We note that you utilized an expected return on plan assets of 8.0% in each of 2007, 2008 and 2009 and that you expect to utilize an expected return of 8.0% in 2010. We further note that this estimate is based on actual returns on plan assets over the long term as well as the current and expected mix of plan investments. Finally, we note from your disclosure in Note 12 that your target allocation is 56% equity securities, 36% debt securities and 8% other. Please revise future filings to explain in greater detail the basis for your expected return on plan assets. Discuss your expected return for each category

including an analysis of how your expected return compares with your actual returns. Also explain how you have considered the recent adverse performance in equity markets in your assumptions.

5.   Further to the above, we note your disclosure of the impact of a change in the discount rate. Please revise future filings to also disclose the impact of other changes based on other outcomes that are reasonably likely to occur and would have a material effect. For example, if changes in the expected rate of return would have a material impact on your results of operation or financial condition, disclose the impact that could result given the range of reasonably likely outcomes.

Note 14 – Restructuring Charges and Special Items, page 66

6.   We note the significance of your restructuring charges in all fiscal years presented. Please provide to us and revise future filings to present a reconciliation of the beginning and ending liability balances related to each separate restructuring action during the periods. Refer to FASB Accounting Standards Codification 420-10-50.

7.   As a related matter, please revise your Management's Discussion and Analysis in future filings to discuss the how the restructuring plans will affect future periods. To the extent material, consider the following additional disclosures in your MD&A:

- Quantify and disclose the expected effects on future earnings and cash flows resulting from your restructuring activities.

- Discuss whether you expect the cost savings to be offset by anticipated increases in other expenses or reduced revenues.

- Should actual savings anticipated by the restructuring plan not be achieved as expected or are achieved in periods other than as expected, revise MD&A to discuss that outcome, why it occurred, and the possible effects on future operating results and liquidity.

Note 18. Business Segment Information, page 73

8.   We note your disclosure that you have organized your products and services into two operating segments. We also note your disclosure elsewhere in the filing of businesses within the operating segments. We also note your disclosures of operations throughout the world and from review of your website that you appear to have separate managers in charge of specific geographic regions. Please tell us more about how you have evaluated your operations in concluding that you have two operating segments. Refer to section 280-10-50 of the FASB Accounting Standards Codification.

9.   We note your disclosure on page 75 regarding sales by geographic region and property by geographic region. If revenues from external customers or long-lived assets attributed to any individual foreign country are material, please revise this disclosure in future filings to disclose those revenues and/or assets separately. Refer to paragraph 280-10-50-41 of the FASB Accounting Standards Codification.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief